EXHIBIT 3

FrontFour & Sandpiper Publish Detailed Plan for Value Creation at Granite REIT

•	Culture of inaction and entitlement at Granite since its 2011 re-organization
•	Highest Board compensation and relative G&A expense in the Canadian REIT space
•	Refusal to utilize significant balance sheet capacity has come at a cost to unitholders
•	Actionable path to $60+ unit price available to a new board focused on action
•	A unique opportunity to build a Canadian real estate champion

TORONTO, May 8, 2017 – FrontFour Capital Group LLC and its affiliates (collectively, “FrontFour”) and Sandpiper Group and its affiliates (collectively, “Sandpiper”), owners of approximately 6.2% of the outstanding stapled units of Granite Real Estate Investment Trust ("Granite") (GRT.UN:TSX, GRP.U: NYSE), announced today that they have published detailed thoughts on Granite and the opportunity for significant value creation at the following link: http://www.unlockvalueatgranite.com.

FrontFour and Sandpiper view Granite as a unique, high-quality global portfolio of industrial assets with tremendous long term potential to become a Canadian real estate champion. However, Granite, with its quality portfolio and an A- rated primary tenant, continues to be plagued by inaction, a culture of entitlement and a discounted valuation.

Over the last five years, Granite’s current Board of Trustees (the “Board”) has failed to achieve its self-imposed strategic objectives of balance sheet utilization, tenant diversification, and expense reduction – we believe this has prohibited Granite from achieving its full unit price potential and maximum value. Over that same period, the current Board has overseen and approved the highest board compensation and relative G&A expenses in the Canadian REIT space.

To address the above concerns and effect change, FrontFour and Sandpiper intend to nominate independent trustees and directors for election to the Board of Granite and the Board of Directors of Granite REIT Inc. at the upcoming joint Annual General Meetings of Granite unitholders and Granite REIT Inc. shareholders to be held on June 15, 2017 (the “Meeting”).

ADVISORS

Trimaven Capital Advisors is acting as a financial advisor, Norton Rose Fulbright Canada LLP as legal advisor and Kingsdale Advisors as strategic shareholder advisor and proxy solicitor in connection with the investment in Granite.

For further information, contact Zachary George at FrontFour Capital Group LLC – (203) 274-9053 or Samir Manji at Sandpiper Group – (604) 558-4885.

FRONTFOUR CAPITAL GROUP LLC

FrontFour Capital Group LLC, located in the United States at 35 Mason Street, Greenwich, CT 06830, was formed in December 2006. FrontFour Capital Group LLC is registered with the Securities & Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended.

SANDPIPER GROUP

Sandpiper is a Vancouver-based private equity firm focused on investing in real estate through direct property investments and securities.

The information contained in this news release does not and is not meant to constitute a solicitation of a proxy within the meaning of applicable securities laws. Unitholders are not being asked at this time to execute a proxy in favour of any matter in connection with the Meeting. Notwithstanding the foregoing, FrontFour and Sandpiper (together, the “Concerned Unitholder Group”) are voluntarily providing the disclosure required under section 9.2(4) of National Instrument 51-102 – Continuous Disclosure Obligations in accordance with securities laws applicable to public broadcast solicitations. Any solicitation made by the Concerned Unitholder Group in advance of the Meeting is, or will be, as applicable, made by the Concerned Unitholder Group, and not by or on behalf of the management of Granite. All costs incurred for any solicitation will be borne by the Concerned Unitholder Group, provided that, subject to applicable law, the Concerned Unitholder Group may seek reimbursement from Granite of the Concerned Unitholder Group’s out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with a successful reconstitution of the board of trustees of Granite and the board of directors of Granite REIT Inc. Proxies may be solicited by the Concerned Unitholder Group pursuant to an information circular sent to unitholders after which solicitations may be made by or on behalf of the Concerned Unitholder Group, by mail, telephone, fax, email or other electronic means as well as by newspaper or other media advertising, and in person by directors, officers and employees of the Concerned Unitholder Group, who will not be specifically remunerated therefor. The Concerned Unitholder Group may also solicit proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable Canadian corporate and securities laws, including through press releases, speeches or publications, and by any other manner permitted under applicable Canadian laws. The Concerned Unitholder Group may engage the services of one or more agents and authorize other persons to assist in soliciting proxies on behalf of the Concerned Unitholder Group. The Concerned Unitholder Group has retained Kingsdale Advisors (Kingsdale) to assist the Concerned Unitholder Group in soliciting unitholders should the Concerned Unitholder Group commence a formal solicitation of proxies. Kingsdale’s responsibilities will principally include advising the Concerned Unitholder Group on governance best practices, where applicable, liaising with proxy advisory firms, developing and implementing unitholder communication and engagement strategies, and advising with respect to meeting and proxy protocol. Kingsdale would receive a fee in the range of $150,000, plus disbursements and a telephone call fee. Once the Concerned Unitholder Group has commenced a formal solicitation of proxies in connection with the Meeting, proxies may be revoked by instrument in writing by the unitholder giving the proxy or by its duly authorized officer or attorney, or in any other manner permitted by law, the declaration of trust of Granite and the articles of Granite REIT Inc. None of the Concerned Unitholder Group or, to its knowledge, any of its associates or affiliates, has any material interest, direct or indirect, (i) in any transaction since the beginning of Granite’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect Granite, Granite REIT Inc. or any of its subsidiaries; or (ii) by way of beneficial ownership of securities or otherwise, in any matter proposed to be acted on at the Meeting, other than the election of trustees and directors to the board of Granite and the board of Granite REIT Inc., respectively. Granite and Granite REIT Inc.’s principal office address is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1.